UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                          CROWN PACIFIC PARTNERS, L.P.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


               Common Units representing limited partner interests
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   228439 10 5
             ------------------------------------------------------
                                 (CUSIP Number)

                                 Peter W. Stott
                          Crown Pacific Partners, L.P.
                            121 S.W. Morrison Street
                                   Suite 1500
                             Portland, Oregon 97204
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 31, 1996
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            This  Amendment  No. 2 (the  "Amendment  No. 2") to the Statement on
Schedule 13D (as heretofore amended, the "Schedule 13D") filed on behalf of Mr. Peter W. Stott and Mr. Roger L. Krage (together, the "Reporting Persons"), general partners of SK Partners, an Oregon general partnership ("SK Partners"), is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(e) of the Act.

            Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

            Item 4 is hereby amended and supplemented as follows:

            On July 31, 1996, SK Partners entered into an Underwriting Agreement (the "Underwriting Agreement") among Crown Pacific Partners, L.P. (the "Partnership"), Crown Pacific, Ltd., an Oregon corporation, Crown Pacific Management Limited Partnership, a Delaware limited partnership, Crown Pacific Limited Partnership, a Delaware limited partnership, Fremont Crown Partners, a California general partnership, Sequoia Ventures, Inc., a Delaware corporation, SK Partners, Fremont CPL Partners, L.P., a California limited partnership, certain other selling unitholders, and the underwriters party thereto (the "Underwriters").

            Pursuant to the Underwriting Agreement, the Partnership, SK Partners and the other selling unitholders agreed to sell to the Underwriters an aggregate of 10,102,800 Common Units, at a price to public of $19.00 per Common Unit, net of a $0.95 per Common Unit underwriting discount, resulting in $18.05 per Common Unit net proceeds to the Partnership and the selling unitholders. SK Partners agreed to sell 440,000 of such Common Units. The sale of Common Units pursuant to the Underwriting Agreement is expected to close, subject to the conditions set forth in the Underwriting Agreement, on or about August 6, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Item 6 is hereby amended and supplemented as follows:

           The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7.     MATERIAL FILED AS EXHIBITS WITH THE SCHEDULE 13D

            Item 7 is hereby amended and supplemented as follows:

Exhibit 3 Underwriting Agreement dated July 31, 1996 (Incorporated by reference to Exhibit 1.1 to Crown Pacific Partners, L.P.'s Registration Statement on Form S-3 No. 333-05099)

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 1996

                                         /s/ Peter W. Stott
                                         ------------------
                                         Peter W. Stott


                                         /s/ Roger L. Krage
                                         ------------------
                                         Roger L. Krage